P.E. 9-30-05



MARINEMAX INC

Delivering the Boating Dream.

2005 Annual Report

About MarineMax

MarineMax is the world's largest and most successful boat retailer with 71 locations in 17 states. MarineMax offers *only premium brands that are superior in quality, styling and handling,* and that are supported by the world's best manufacturers. MarineMax focuses on the customer and the philosophy of Delivering the Boating Dream, which is the driving force behind MarineMax. Whether our customers want to spend time cruising, fishing, skiing, tubing, or simply relaxing, MarineMax helps them get away from the stresses of everyday life and makes boating a fun and easy activity for the whole family. It's our ability to deliver a premier boating experience that keeps propelling MarineMax's industry-leading performance year after year.







Revenue exceeded

$947 million.



Delivering performance.

Net income increased

29 percent.


POLYCARBONATE

Delivering confidence.

Financial Highlights

(Amounts in thousands, except per share data)	2001	2002	2003	2004	2005
Revenue	$504,071	$540,716	$607,501	$762,009	$947,347
Gross profit	$120,087	$124,579	$147,772	$188,393	$234,504
Income from operations	$ 27,353	$ 29,012	$ 34,473	$ 48,923	$ 64,529
Income before tax provision	$ 24,957	$ 27,748	$ 32,002	$ 42,424	$ 55,238
Net income per share: diluted	$ 1.01	$ 1.10	$ 1.26	$ 1.58	$ 1.88


Revenue
(in millions)
$504
$541
$608
$762
$947
'01
'02
'03
'04
'05


Gross Profit
(in millions)
$120
$125
$148
$188
$235
'01
'02
'03
'04
'05


Income from Operations
(in millions)
$27
$29
$34
$49
$65
'01
'02
'03
'04
'05







Dear Fellow Stockholders and MarineMax Team Members:

As I have stated, "It's all about the people." We achieved record 2005 results because our MarineMax team members have a passion for boating, customer service, and this Company. Their collective efforts allowed us to drive our industry-leading and record results. Thank you to all of our team members for this ongoing commitment to our success and to our stockholders and customers for their belief and support in MarineMax.

Fiscal 2005 Overview

Fiscal 2005 was an outstanding year. Our same-store sales growth of 23% helped push us closer to $1.0 billion in annual revenue as we posted sales of $947 million. While 2005 same-store sales growth was very strong, it's even more impressive when considering that in 2004 our same-store sales growth was 21%. We achieved this increase despite a challenging economic environment marked by a spike in gas prices to over $3 per gallon, ongoing interest rate hikes and fears of an economic slowdown. The fact that MarineMax delivered such strong internal growth validates the resiliency of our customers and the strength of the MarineMax brand. Our customers have a passion for boating that translates into a lifestyle. Boating becomes part of our customers' lives, and it is not easy for them to depart from the joy it brings to them, regardless of external factors. In fact, during challenging times, such as the economic issues inflicted by Hurricane Katrina in August and September of 2005, our customers seek boating even more, as evidenced by our fourth quarter same-store sales growth of 24%.

MarineMax's market share continues to grow in the markets in which we operate. These gains have outpaced the industry which has not grown nearly as fast as we have. These market share gains plant the seed for future growth as many customers will eventually trade up into larger boats or yachts, further fueling our internal growth. During 2005, we expanded our operating margin through modestly improved gross margins and better leverage of our cost structure. We also continued to strengthen our balance sheet. The equity in the company now exceeds $283 million and continues to grow.

All of this growth is attributable to the brand we are building which comes from having the best team in the industry and great execution of our strategies.

Strategies

Our strategies are simple and focus on enhancing our customers' boating lifestyles. MarineMax provides a solution that improves the boating experience for our customers in today's hectic world. The MarineMax boating solution ensures that boating is the answer for stress relief and family recreation. No other activity or lifestyle brings all members of the family together for fun and relaxation. MarineMax knows that for some first-time boaters, or for those with more experience looking to move to a larger boat, the concept of purchasing and owning a boat can be a little intimidating. We built this brand through a business model that is focused on a customer service philosophy that removes these obstacles and allows our customers to live their dreams. We don't sell a boat. We deliver a boating lifestyle.

It all starts with finding just the right boat to maximize our customers' boating experience. The purchase process is simple and filled with only pleasant surprises. At MarineMax, our customers can select, purchase and finance a boat, solely through us, and at the same time, equip their new boats with spare parts and accessories while receiving industry-leading service and support. All customers are trained on the operation of their new boat so that whether they are launching their first sport boat, or moving up to a cruiser or yacht, they will be comfortable, confident and able to enjoy their new boat the first day they take it out on the water. Once the boat is delivered, the real fun begins. We organize on-water "getaways" and rendezvous to bring boaters together. Our MarineMax-sponsored excursions allow our customers to meet new people in new boating destinations while we handle all the details. Our educational classes include Women on Water™, Kids in Boating and other related topics that enhance the boating lifestyle by improving our customers' skills and confidence. MarineMax is unsurpassed in "delivering the boating dream," and I am confident that our passionate team members will continue to build on our success for years to come.

Our Team

As I stated at the beginning of this letter, our team is our most important asset. The relationship with each and every customer is built through contact with a number of team members. It starts with our professional greeters and continues with a sales professional, service adviser, delivery captain and getaway coordinator. Each of these team members is committed to enhancing the customer experience.







Same-store sales increased 23 percent.



DALE, FL

Delivering stress relief.

We currently have

71

retail locations nationwide.



Delivering family fun.

One of the ways we ensure that we have the best team in the industry is through a process called topgrading. Topgrading, which is used not only with our existing team members but also in the recruitment and hiring process, enables us to build an industry-leading team. We train and develop our team with topgrading, resulting in improved retention throughout the Company, which ultimately contributes measurably to our success in the marketplace and the satisfaction of our customers. Topgrading is imbedded in our culture and ensures that MarineMax continues to have the best team in the boating industry.

Our Premium Brands

The term partnership is often overused in business today, but not when it comes to the manufacturers that build the boats that we deliver to our customers. We partner with the best premium boating brands in the world: Sea Ray, Boston Whaler, Meridian, Hatteras, Ferretti, Riva, Pershing, Apreamare, Mochi Craft, Bertram, Princecraft, Baja, and Grady White. These brands offer boats for all types of boating from cruising to fishing to wakeboarding, and the manufacturers stand behind their products and MarineMax. The term supplier is not heard at MarineMax. We only represent brands that truly partner with us in delivering the boating dream.

I am proud that in November, we were recognized as the #1 dealer in North America by *Boating Industry* magazine. The award is primarily based on qualitative, not quantitative, criteria, ranking dealerships on quality in areas such as business operations, customer service, professionalism, marketing and events. *Boating Industry* chose us, further validating that MarineMax has become a leading brand that is synonymous with unsurpassed customer service. Our growth and financial results are evidence that our customers agree, and it is satisfying to be recognized as the best in our industry for how we do business with our customers and how we treat our team.

Our yacht business has grown as our existing customers trade up to bigger boats to further enjoy the boating lifestyle, and as new customers discover the benefits of being part of the MarineMax family. We are constantly seeking new ways to better serve these customers, one of which is added convenience with a greater number of locations. In 2005, we opened a new facility in Pompano, Florida, as well as on-the-water facilities in Newport Beach, California; Chattanooga, Tennessee; Destin, Florida and Baltimore, Maryland. Each of these locations has greater focus on the yacht business to maximize the opportunities in this segment. We also added a new service facility in the important Miami, Florida boating market. Our 71 retail locations in 17 states nationwide enable our customers to travel across the country and utilize a MarineMax location to fulfill their boating needs. No other boating retailer comes close to our breadth of product and services.

Looking Ahead

In 2006, we will remain committed to executing on our core strategies. By investing in our team, providing new products and enhancing our customers' experience, we will build upon the solid foundation we have constructed over the past several years.

Same-store sales growth will continue to drive our business and is one of the key metrics that proves that our internal growth strategies are working. We will also continue to pursue accretive acquisitions when they make sense both strategically and culturally. As the only consolidator in the industry, we are in a unique position to take advantage of opportunities when they become available.

We will continue to invest in our brand. As the world's largest boating retailer, we will position ourselves as the place for boating in boaters' and potential boaters' minds. Our brand is the experience our customers receive when they purchase a boat or accessories, take delivery, attend our getaways and classes, or see us for service. Every interaction is an opportunity for our team members to build the relationship and our brand.

Again, I thank our stockholders, customers, business partners, and team members for your continued passion for boating, support and trust in our company. As we continue to pursue the wonderful lifestyle of boating, and deliver the boating dream, our future looks very bright.

Sincerely,

William H. McGill, Jr.
Chairman of the Board, Chief Executive Officer and President







William H. McGill, Jr.

Over 1,600 team members are delivering the boating dream.



Delivering relaxation.

SELECTED FINANCIAL DATA

(Amounts in thousands except share and per share data)

The following table contains certain financial and operating data and is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this report. The balance sheet data as of September 30, 2005, 2004, 2003, and 2002 and the statement of operations data for the fiscal years ended September 30, 2005, 2004, 2003, and 2002 were derived from the consolidated financial statements and notes thereto that have been audited by Ernst & Young LLP, an independent registered certified public accounting firm. The balance sheet data as of September 30, 2001 and the statements of operations data for the fiscal year ended September 30, 2001 were derived from the consolidated financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent certified public accountants. The financial data shown below should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal Year Ended September 30,				
	2005	2004	2003	2002	2001
STATEMENT OF OPERATIONS DATA:					
Revenue	**$947,347**	$762,009	$607,501	$540,716	$504,071
Cost of sales	**712,843**	573,616	459,729	416,137	383,984
Gross profit	**234,504**	188,393	147,772	124,579	120,087
Selling, general, and administrative expenses	**169,975**	139,470	113,299	95,567	92,734
Income from operations	**64,529**	48,923	34,473	29,012	27,353
Interest expense, net	**9,291**	6,499	2,471	1,264	2,396
Income before income tax provision	**55,238**	42,424	32,002	27,748	24,957
Income tax provision	**21,412**	16,126	12,321	10,683	9,608
Net income	**$ 33,826**	$ 26,298	$ 19,681	$ 17,065	$ 15,349
Net income per share:					
Diluted	**$ 1.88**	$ 1.58	$ 1.26	$ 1.10	$ 1.01
Weighted-average number of shares:					
Diluted	**18,032,533**	16,666,107	15,671,470	15,540,973	15,238,719
OTHER DATA (AS OF YEAR-END):					
Number of retail locations[1]	**71**	67	65	59	53
Sales per store[2][4]	**$ 16,386**	$ 12,831	$ 11,900	$ 12,273	$ 12,382
Same-store sales growth[3][4]	**23%**	21%	6%	3%	(9)%

	September 30,				
	2005	2004	2003	2002	2001
BALANCE SHEET DATA:					
Working capital	**$163,431**	$ 88,013	$ 67,003	$ 55,426	$ 47,447
Total assets	**539,490**	474,359	329,155	301,146	264,490
Long-term debt (including current portion)[5]	**30,085**	26,237	22,343	21,765	8,640
Total stockholders' equity	**283,599**	196,821	166,056	145,190	127,693

(1) Includes only those retail locations open at period end.
(2) Includes only those stores open for the entire preceding 12-month period.
(3) New and acquired stores are included in the comparable base at the end of the store's thirteenth month of operations.
(4) A store is one or more retail locations that are adjacent or operate as one entity.
(5) Amount excludes our short-term borrowings for working capital and inventory financing.

We are the largest recreational boat retailer in the United States with fiscal 2005 revenue exceeding $947 million. Through our current 71 retail locations in 17 states, we sell new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. We also arrange related boat financing, insurance, and extended warranty contracts; provide boat repair and maintenance services; and offer yacht and boat brokerage services, and where available, offer slip and storage accommodations.

MarineMax was incorporated in January 1998. We conducted no operations until the acquisition of five independent recreational boat dealers on March 1, 1998. Since the initial acquisitions in March 1998, we have significantly expanded our operations through the acquisition of 18 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair facility. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated. No significant acquisitions were completed during the fiscal year ending September 30, 2005. The following are the acquisitions we have completed during the fiscal years ending September 30, 2004 and 2003.

During the fiscal year ended September 30, 2004, we completed the acquisition of three recreational boat dealers. During June 2004, we acquired substantially all of the assets, including real estate, and assumed certain liabilities of Imperial Marine (Imperial), a privately held boat dealership with locations in Baltimore and the northern Chesapeake area of Maryland, for approximately $9.3 million in cash, including acquisition costs. Imperial operates a highway location and a marina on the Gunpowder River. The acquisition expands our ability to serve consumers in the Mid-Atlantic United States boating community. Additionally, the acquisition allows us to capitalize on Imperial's market position and leverage our inventory management and inventory financing resources over the acquired locations. The acquisition resulted in the recognition of approximately $1.1 million in tax deductible goodwill, including acquisition costs, and approximately $580,000 in tax deductible indefinite-lived intangible assets (dealer agreements). Imperial has been included in our consolidated financial statements since the date of acquisition.

During June 2004, we purchased inventory and certain equipment and assumed certain liabilities from the previous Jacksonville, Florida-based Sea Ray dealer (Jacksonville) for the sport boat and sport cruiser product lines for approximately $900,000 in cash, including acquisition costs. The purchase enhanced our ability to serve customers in the northeast Florida boating community by adding the sport boat and sport cruiser product lines to our existing Sea Ray product offerings. The acquisition resulted in the recognition of approximately $240,000 in tax deductible goodwill, including acquisition costs, and approximately $450,000 in tax deductible indefinite-lived intangible assets (dealer agreements). Jacksonville has been included in our consolidated financial statements since the date of acquisition.

During October 2003, we acquired substantially all of the assets and assumed certain liabilities of Emarine International, Inc. and Steven Myers, Inc. (Emarine), a privately held boat dealership located in Fort Lauderdale, Florida, for approximately $305,000 in cash. The acquisition resulted in the recognition of approximately $300,000 in tax deductible goodwill, including acquisition costs. The acquisition provides us with an established retail location to sell the newly offered Ferretti Group products in the southeast Florida boating community. The assets purchase agreement contained an earn out provision based on the future profits of the location, assuming certain conditions and provisions were met. In August 2004, the earn out provisions were modified withdrawing the requirements for any future earn out payments. Emarine has been included in our consolidated financial statements since the date of acquisition.

During the fiscal year ended September 30, 2003, we completed the acquisition of two recreational boat dealers. During September 2003, we acquired substantially all of the assets and assumed certain liabilities of Killinger Marine Center, Inc. and Killinger Marine Center of Alabama, Inc., a privately held boat dealership with locations in Ft. Walton Beach and Pensacola, Florida and Gulf Shores, Alabama, for approximately $2.3 million in cash, including acquisition costs. The acquisition resulted in the recognition of approximately $600,000 in tax deductible goodwill, including acquisition costs, and approximately $300,000 in tax deductible indefinite-lived intangible assets (dealer agreements). The acquisition expands our ability to serve consumers in the Alabama and Florida panhandle boating communities. Additionally, the acquisition further allows us to leverage our inventory management and inventory financing resources over the acquired locations. Killinger Marine has been included in our consolidated financial statements since the date of acquisition.

During June 2003, we acquired substantially all of the assets and assumed certain liabilities of Sundance Marine, Inc., a privately held boat dealership with locations in Denver and Grand Junction, Colorado, for approximately $3.3 million in cash, including acquisition costs. The acquisition resulted in the recognition of approximately $1.7 million in tax deductible goodwill, including acquisition costs, and approximately $900,000 in tax deductible indefinite-lived intangible assets (dealer agreements). The acquisition expands our ability to serve consumers in the western United States boating community. Additionally, the acquisition further allows us to leverage our inventory management and inventory financing resources over the acquired locations. The asset purchase agreement contains an earn out provision, which will impact the final purchase price annually, based on the future profits of the region through September 2008, assuming certain conditions and provisions are met. Based on these conditions and provisions, approximately $200,000 has been earned through fiscal 2005. Sundance Marine has been included in our consolidated financial statements since the date of the acquisition.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

We have identified the policies below as critical to our business operations and the *understanding of our results of operations. The impact and risks related to these policies on* our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results.

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales and parts, service, and storage operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize revenue from slip and storage services on a straight-line basis over the term of the slip or storage agreement. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when the related boat sales are recognized. We also recognize marketing fees earned on credit life, accident and disability, and hull insurance products sold by third-party insurance companies at the later of customer acceptance of the insurance product as evidenced by contract execution, or when the related boat sale is recognized. We also recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution, or recognition of the related boat sale.

Certain finance and extended warranty commissions and marketing fees on insurance products may be charged back if a customer terminates or defaults on the underlying contract within a specified period of time. Based upon our experience of terminations and defaults, we maintain a chargeback allowance that was not material to our financial statements taken as a whole as of September 30, 2005 or 2004. Should results differ materially from our historical experiences, we would need to modify our estimate of future chargebacks, which could have a material adverse effect on our operating margins.

Vendor Consideration Received

In November 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting *Standards Board* (FASB) *reached* a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16). EITF 02-16 establishes the accounting standards for the recognition and measurement of cash consideration paid by a vendor to a reseller. EITF 02-16 is effective for interim period financial statements beginning after December 15, 2002, with early adoption permitted.

In March 2003, the EITF revised certain provisions of its previously reached conclusions on EITF 02-16 and provided additional transitional guidance. EITF 02-16 does not provide for restatement or reclassification of prior year amounts; rather, it requires prospective application for new agreements or modifications of existing agreements entered into subsequent to December 31, 2002. We determined that EITF 02-16 impacted our accounting for certain consideration received from vendors beginning July 1, 2003 with the renewal of and amendments to our dealer agreements with the manufacturers of our products. EITF 02-16 most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Also, based on the requirements of our co-op assistance programs from our manufacturers, EITF 02-16 permits the netting of the assistance against related advertising expenses. We adopted EITF 02-16 prospectively for fiscal 2003 during the quarter ended December 31, 2002. Had we been required to adopt EITF 02-16 at the beginning of fiscal 2003, approximately $2.9 million of interest assistance that was originally recorded as a reduction of interest expense would have been accounted for as a reduction of cost of sales.

Inventories

Inventory costs consist of the amount paid to acquire the inventory, net of vendor consideration and purchase discounts, the cost of equipment added, reconditioning costs, and transportation costs relating to relocating inventory prior to sale. New and used boat, motor, and trailer inventories are stated at the lower of cost, determined on a specific-identification basis, or market. Parts and accessories are stated at the lower of cost, determined on the first-in, first-out basis, or market. If the carrying amount of our inventory exceeds its fair value, we reduce the carrying amount to reflect fair value. We utilize our historical experience and current sales trends as the basis for our lower of cost or market analysis. If events occur and market conditions change, causing the fair value to fall below carrying value, further reductions may be required.

Valuation of Goodwill and Other Intangible Assets

We account for goodwill and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and identifiable intangible assets acquired in a business combination be recognized as assets and reported separately from goodwill. We have determined that our most significant acquired identifiable intangible assets are dealer agreements, which are indefinite-lived intangible assets. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of goodwill or an identifiable intangible asset exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We completed our last annual impairment test during the fourth quarter of fiscal 2005, based on financial information as of the third quarter of fiscal 2005, which resulted in no impairment of goodwill or identifiable intangible assets. To date, we have not recognized any impairment of goodwill or identifiable intangible assets in the application of SFAS 142. We will continue to test goodwill and identifiable intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Prior to the adoption of SFAS 142, all purchase price in excess of the net tangible assets was recorded as goodwill and no identifiable intangible assets were recognized. Net goodwill and identifiable intangible assets amounted to $50.5 million and $5.7 million, respectively, at September 30, 2005.

The most significant estimates used in our goodwill valuation model include estimates of the future growth in our cash flows and future working capital needs to support our projected growth. Should circumstances change causing these assumptions to differ materially than expected, our goodwill may become impaired, resulting in a material adverse effect on our operating margins.

For a more comprehensive list of our accounting policies, including those which involve varying degrees of judgment, see Note 3—"Significant Accounting Policies" of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

	Fiscal Year Ended September 30,					
(Amounts in thousands)	**2005**		2004		2003	
Revenue	**$947,347**	**100.0%**	$762,009	100.0%	$607,501	100.0%
Cost of sales	**712,843**	**75.2%**	573,616	75.3%	459,729	75.7%
Gross profit	**234,504**	**24.8%**	188,393	24.7%	147,772	24.3%
Selling, general, and administrative expenses	**169,975**	**17.9%**	139,470	18.3%	113,299	18.7%
Income from operations	**64,529**	**6.8%**	48,923	6.4%	34,473	5.7%
Interest expense, net	**9,291**	**1.0%**	6,499	0.9%	2,471	0.4%
Income before income tax provision	**55,238**	**5.8%**	42,424	5.6%	32,002	5.3%
Income tax provision	**21,412**	**2.3%**	16,126	2.1%	12,321	2.0%
Net income	**$ 33,826**	**3.6%**	$ 26,298	3.5%	$ 19,681	3.2%

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004

Revenue. Revenue increased $185.3 million, or 24.3%, to $947.3 million for the fiscal year ended September 30, 2005 from $762.0 million for the fiscal year ended September 30, 2004. Of this increase, $11.9 million was attributable to stores opened or acquired that were not eligible for inclusion in the comparable-store base and $173.4 million was attributable to a 22.8% growth in comparable-store sales in fiscal 2005. The increase in comparable-store sales in fiscal 2005 resulted primarily from an increase of approximately $160.2 million in boat and yacht sales. This increase in boat and yacht sales on a comparable-store basis helped generate an increase in revenue from our parts, service, finance, and insurance products of approximately $13.2 million.

Gross Profit. Gross profit increased $46.1 million, or 24.5%, to $234.5 million for the fiscal year ended September 30, 2005 from $188.4 million for the fiscal year ended September 30, 2004. Gross profit as a percentage of revenue increased to 24.8% in fiscal 2005 from 24.7% in fiscal 2004. This increase was primarily attributable to an increase in gross margins on boat sales and improvements in service, finance, insurance, parts, and brokerage revenues, which generally yield higher gross margins than boat sales. The increase in gross profit was partially offset by an increase in yacht sales, which generally yield lower gross margins than boat sales.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $30.5 million, or 21.9%, to $170.0 million for the fiscal year ended September 30, 2005 from $139.5 million for the fiscal year ended September 30, 2004. Selling, general, and administrative expenses as a percentage of revenue decreased approximately 35 basis points to 17.9% for the year ended September 30, 2005 from 18.3% for the year ended September 30, 2004. The decrease as a percentage of revenue was attributable to an approximate 60 basis point decrease in our comparable-stores selling, general, and administrative expenses. This decrease incurred by our comparable-store locations resulted from the leveraging of our operating expense structure, which resulted in decreases in personnel costs and fixed expenses as a percentage of revenue. These decreases were partially offset by an approximate $4.4 million increase in marketing expenses associated with achieving our level of comparable-store sales growth, the addition and expansion of various product lines, increases in inventory maintenance costs related to support our increase in comparable-store sales and the addition and expansion of various product lines, and an increase in our accrued litigation expense related to a single lawsuit award that we are currently appealing. Additionally, the reduction of the comparable-store expenses was partially offset by an increase in expenses associated with stores opened or acquired that were not eligible for inclusion in the comparable-store base. These opened or acquired stores generally operate at a higher expense structure than our other locations.

Interest Expense. Interest expense increased $2.8 million, or 43.0%, to $9.3 million for the fiscal year ended September 30, 2005 from $6.5 million for the fiscal year ended September 30, 2004. Interest expense as a percentage of revenue increased to 1.0% for fiscal 2005 from 0.9% for fiscal 2004. The increase was primarily a result of a less favorable interest rate environment, which accounted for approximately $2.2 million of the increase, coupled with an increase in the average borrowings associated with our revolving credit facility and mortgages, which accounted for approximately $600,000.

Income Tax Provision. Income taxes increased $5.3 million, or 32.8%, to $21.4 million for the fiscal year ended September 30, 2005 from $16.1 million for the fiscal year ended September 30, 2004 as a result of increased earnings. Our effective tax rate increased to 38.8% for the fiscal year ended September 30, 2005 from 38.0% for the fiscal year ended September 30, 2004 as a result of a review of our effective tax rate calculation for the jurisdictions in which we currently operate.

Fiscal Year Ended September 30, 2004 Compared to Fiscal Year Ended September 30, 2003

Revenue. Revenue increased $154.5 million, or 25.4%, to $762.0 million for the fiscal year ended September 30, 2004 from $607.5 million for the fiscal year ended September 30, 2003. Of this increase, $30.1 million was attributable to stores opened or acquired that were not eligible for inclusion in the comparable-store base and $124.4 million was attributable to a 20.7% growth in comparable-store sales in fiscal 2004. The increase in comparable-store sales in fiscal 2004 resulted primarily from an increase of approximately $117.5 million in boat sales, primarily sales from existing product lines of approximately $71.5 million and sales from new product lines added over the past 24 months of approximately $46.0 million. These increases in boat sales helped generate increases in sales of our finance, insurance, parts, and service products of approximately $6.9 million.

Gross Profit. Gross profit increased $40.6 million, or 27.5%, to $188.4 million for the fiscal year ended September 30, 2004 from $147.8 million for the fiscal year ended September 30, 2003. Gross profit margin as a percentage of revenue increased to 24.7% for fiscal 2004 from 24.3% for fiscal 2003. This increase was primarily attributable to an increase in smaller, higher margin boat sales, a general increase in gross profit margins of most categories of boat sales, and incremental improvements in finance, insurance, brokerage, parts, and service revenues, which generally yield higher gross profits than boat sales. Gross profit as a percentage of revenue increased by approximately 20 basis points as a result of the implementation of EITF 02-16, which requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $26.2 million, or 23.1%, to $139.5 million for the fiscal year ended September 30, 2004 from $113.3 million for the fiscal year ended September 30, 2003. This increase was primarily attributable to additional expenses, including marketing, incurred by our comparable-store locations associated with the comparable-store sales increase and approximately $600,000 to protect and repair our facilities and inventories from hurricanes in fiscal 2004. Selling, general, and administrative expenses as a percentage of revenue decreased to 18.3% for fiscal 2004 from 18.7% for fiscal 2003. The decrease in selling, general, and administrative expenses as a percentage of revenue was attributable to additional leveraging of our expense structure resulting from our comparable-store sales increase, partially offset by the hurricane related expenses and stores opened or acquired that operate at a higher expense structure than our other locations.

Interest Expense. Interest expense increased $4.0 million, or 160.0%, to $6.5 million for the fiscal year ended September 30, 2004 from $2.5 million for the fiscal year ended September 30, 2003. Interest expense as a percentage of revenue increased to 0.9% for fiscal 2004 from 0.4% for fiscal 2003. The increase in total interest charges was a result of the implementation of EITF 02-16, which increased interest expense by approximately $2.7 million. Additionally, interest expense increased by approximately $1.3 million as a result of additional borrowings associated with our revolving credit facility and mortgages, partially offset by a more favorable interest rate environment.

Income Tax Provision. Income taxes increased $3.8 million, or 30.9%, to $16.1 million for the fiscal year ended September 30, 2004 from $12.3 million for the fiscal year ended September 30, 2003 as a result of increased earnings. Our effective tax rate decreased to 38.0% for the fiscal year ended September 30, 2004 from 38.5% for the fiscal year ended September 30, 2003 as a result of a review of our effective tax rate calculation for the jurisdictions in which we currently operate.

QUARTERLY DATA AND SEASONALITY

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories, and related short-term borrowings, in the quarterly periods ending December 31 and March 31. The onset of the public boat and recreation shows in January stimulates boat sales and allows us to reduce our inventory levels and related short-term borrowings throughout the remainder of the fiscal year. Our business could become substantially more seasonal as we acquire dealers that operate in colder regions of the United States.

Our business is also subject to weather patterns, which may adversely affect our results of operations. For example, drought conditions (or merely reduced rainfall levels) or excessive rain, may close area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Hurricanes and other storms could result in disruptions of our operations or damage to our boat inventories and facilities, as was the case during the 2005 and 2004 hurricane season when Florida and other markets were affected by numerous hurricanes. Although our geographic diversity is likely to reduce the overall impact to us of adverse weather conditions in any one market area, these conditions will continue to represent potential, material adverse risks to us and our future financial performance.

The following table sets forth certain unaudited quarterly financial data for each of our last eight quarters. The information has been derived from unaudited financial statements that we believe reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such quarterly financial information.

The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

(Amounts in thousands except share and per share data)	**September 30, 2005**	**June 30, 2005**	**March 31, 2005**	**December 31, 2004**	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Revenue	**$228,634**	**$306,141**	**$228,384**	**$184,188**	$183,305	$219,729	$202,316	$156,659
Cost of sales	**163,936**	**235,475**	**173,368**	**140,064**	130,206	164,691	157,160	121,559
Gross profit	**64,698**	**70,666**	**55,016**	**44,124**	53,099	55,038	45,156	35,100
Selling, general, and administrative expenses	**46,011**	**45,903**	**40,921**	**37,140**	38,584	36,602	34,269	30,015
Income from operations	**18,687**	**24,763**	**14,095**	**6,984**	14,515	18,436	10,887	5,085
Interest expense	**1,936**	**2,267**	**2,704**	**2,384**	1,633	1,706	1,701	1,459
Income before income tax provision	**16,751**	**22,496**	**11,391**	**4,600**	12,882	16,730	9,186	3,626
Income tax provision	**6,595**	**8,661**	**4,385**	**1,771**	4,869	6,324	3,537	1,396
Net income	**$ 10,156**	**$ 13,835**	**$ 7,006**	**$ 2,829**	$ 8,013	$ 10,406	$ 5,649	$ 2,230
Net income per share:								
Diluted	**$ 0.54**	**$ 0.74**	**$ 0.39**	**$ 0.17**	$ 0.48	$ 0.61	$ 0.34	$ 0.14
Weighted-average number of shares:								
Diluted	**18,703,958**	**18,633,251**	**17,834,520**	**16,959,020**	16,717,805	16,937,505	16,728,845	16,280,368

LIQUIDITY AND CAPITAL RESOURCES

Our cash needs are primarily for working capital to support operations, including new and used boat and related parts inventories, off-season liquidity, and growth through acquisitions and new store openings. We regularly monitor the aging of our inventories and current market trends to evaluate our current and future inventory needs. We also use this evaluation in conjunction with our review of our current and expected operating performance and expected growth to determine the adequacy of our financing needs. These cash needs have historically been financed with cash generated from operations and borrowings under our line of credit facility. We currently depend upon dividends and other payments from our consolidated operating subsidiaries, and our line of credit facility to fund our current operations and meet our cash needs. Currently, no agreements exist that restrict this flow of funds from our operating subsidiaries.

For the fiscal year ended September 30, 2005, cash used in operating activities approximated $19.2 million. For the fiscal years ended September 30, 2004 and 2003, cash provided by operating activities was approximately $21.0 million and $27.2 million, respectively. For the fiscal year ended September 30, 2005, cash used in operating activities was due primarily to repayments on our short-term borrowings as a result of the use of proceeds from the issuance of common shares through the February 2005 public offering and a decrease in accounts payable due to the timing of certain payments to our manufacturers, partially offset by net income, inventory management, including the management of inventory financing on short-term borrowings, and an increase in customer deposits. For the fiscal year ended September 30, 2004, in addition to net income, cash provided by operating activities was due primarily to an increase in accounts payable due to the timing of certain payments to our manufacturers, and an increase in customer deposits, partially offset by an increase in inventories to ensure appropriate inventory levels. For the fiscal year ended September 30, 2003, in addition to net income, cash provided by operating activities was due primarily to inventory management, including the management of inventory financing, and an increase in accounts payable due to the timing of certain payments to our manufacturers, partially offset by an increase in accounts receivable due to increased revenues.

For the fiscal years ended September 30, 2005, 2004, and 2003, cash used in investing activities was approximately $17.9 million, $20.2 million, and $19.4 million, respectively. For the fiscal year ended September 30, 2005 cash used in investing activities was primarily used to purchase property and equipment associated with opening new retail facilities or improving and relocating existing retail facilities. For the fiscal years ended September 30, 2004 and 2003, cash used in investing activities was primarily used in business acquisitions and to purchase property and equipment associated with opening new retail facilities or improving and relocating existing retail facilities.

For the fiscal years ended September 30, 2005 and 2004, cash provided by financing activities was approximately $49.3 million and $3.8 million, respectively. For the fiscal year ended September 30, 2003, cash used in financing activities approximated $1.6 million. For the fiscal year ended September 30, 2005, cash provided by financing activities was primarily attributable to proceeds from common shares issued through the February 2005 public offering, upon the exercise of stock options, and stock purchases under our employee stock purchase plan, partially offset by repayments of long-term debt. For the fiscal year ended September 30, 2004, cash provided by financing activities was primarily attributable to proceeds from borrowings on long-term debt on equipment and real estate acquired, and proceeds from common shares issued upon the exercise of stock options and under the employee stock purchase plan, partially offset by repayments of long-term debt. For the fiscal year ended September 30, 2003, cash used in financing activities was primarily attributable to repayments of long-term debt, partially offset by proceeds from common shares issued upon the exercise of stock options and under the employee stock purchase plan.

As of September 30, 2005, our indebtedness totaled approximately $180.1 million, of which approximately $30.1 million was associated with our real estate holdings and $150.0 million was associated with financing our inventory and working capital needs.

During February 2005, we entered into an amended and restated credit and security agreement with four financial institutions. The credit facility provides us a line of credit with asset-based borrowing availability of up to $340 million for working capital inventory financing, with the amount of permissible borrowings determined pursuant to a borrowing base formula. The credit facility also permits approved-vendor floorplan borrowings of up to $20 million. The credit facility accrues interest at the London Interbank Offered Rate (LIBOR) plus 150 to 260 basis points, with the interest rate based upon the ratio of our net outstanding borrowings to our tangible net worth. The credit facility is secured by our inventory, accounts receivable, equipment, furniture, and fixtures. The credit facility requires us to satisfy certain covenants, including maintaining a leverage ratio tied to our tangible net worth. The credit facility matures in March 2008, with two one-year renewal options remaining. As of September 30, 2005, we were in compliance with all of the credit facility covenants.

Prior to the February 2005 amended and restated credit and security agreement, our line of credit provided us with asset based borrowing availability of up to $260 million for working capital and inventory financing and permitted $20 million in approved-vendor floorplan borrowings, all of which were determined pursuant to a borrowing base formula. The facility bore interest at LIBOR plus 175 to 260 basis points, which was determined in accordance with a Performance Pricing grid, as defined in the credit facility. The credit facility required us to satisfy certain covenants, including maintaining a tangible net worth ratio.

During the fiscal years ended September 30, 2005, 2004, and 2003, we completed the acquisition of five marine retail operations. We acquired the net assets, related property, and buildings and assumed or retired certain liabilities, including the outstanding floorplan obligations related to new boat inventories, for approximately $16.1 million in cash, including acquisition costs.

Except as specified in this "Management's Discussion and Analysis of Financial Condition, and Results of Operations" and in our consolidated financial statements, we have no material commitments for capital for the next 12 months. We believe that our existing capital resources will be sufficient to finance our operations for at least the next 12 months, except for possible significant acquisitions.

CONTRACTUAL COMMITMENTS AND COMMERCIAL COMMITMENTS

The following table sets forth a summary of our material contractual obligations and commercial commitments as of September 30, 2005:

Year Ending September 30, *(Amounts in thousands)*	Line of Credit	Long-Term Debt	Operating Leases	Total
2006	$150,000	$ 4,635	$ 6,758	$161,393
2007	—	3,539	6,729	10,268
2008	—	3,429	5,167	8,596
2009	—	3,523	2,036	5,559
2010	—	3,584	1,008	4,592
Thereafter	—	11,375	927	12,302
Total	$150,000	$30,085	$22,625	$202,710

MarineMax, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share and per share data)

	September 30, 2005	September 30, 2004
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 27,271**	$ 15,076
Accounts receivable, net	**26,235**	24,977
Inventories, net	**317,705**	283,797
Prepaid expenses and other current assets	**6,934**	5,966
Deferred tax assets	**4,956**	3,465
Total current assets	**383,101**	333,281
Property and equipment, net	**99,994**	84,507
Goodwill and other intangible assets, net	**56,184**	55,862
Other long-term assets	**211**	709
Total assets	**$539,490**	$474,359
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 18,146**	$ 55,841
Customer deposits	**25,793**	15,917
Accrued expenses	**21,096**	17,625
Short-term borrowings	**150,000**	153,000
Current maturities of long-term debt	**4,635**	2,885
Total current liabilities	**219,670**	245,268
Deferred tax liabilities	**10,771**	8,918
Long-term debt, net of current maturities	**25,450**	23,352
Total liabilities	**255,891**	277,538
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.001 par value, 1,000,000 shares authorized, none issued or outstanding at September 30, 2005 and 2004	**—**	—
Common stock, $.001 par value, 24,000,000 shares authorized, 17,678,087 and 15,711,012 shares issued and outstanding at September 30, 2005 and 2004, respectively	**18**	16
Additional paid-in capital	**125,672**	70,325
Deferred stock compensation	**(2,397)**	—
Retained earnings	**160,924**	127,098
Treasury stock, at cost, 30,000 shares held at September 30, 2005 and 2004	**(618)**	(618)
Total stockholders' equity	**283,599**	196,821
Total liabilities and stockholders' equity	**$539,490**	$474,359

See accompanying notes.

MarineMax, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except share and per share data)

	For the Year Ended September 30, 2005	For the Year Ended September 30, 2004	For the Year Ended September 30, 2003
Revenue	**$947,347**	$762,009	$607,501
Cost of sales	**712,843**	573,616	459,729
Gross profit	**234,504**	188,393	147,772
Selling, general, and administrative expenses	**169,975**	139,470	113,299
Income from operations	**64,529**	48,923	34,473
Interest expense	**9,291**	6,499	2,471
Income before income tax provision	**55,238**	42,424	32,002
Income tax provision	**21,412**	16,126	12,321
Net income	**$ 33,826**	$ 26,298	$ 19,681
Basic net income per common share	**$ 2.01**	$ 1.69	$ 1.28
Diluted net income per common share	**$ 1.88**	$ 1.58	$ 1.26
Weighted-average number of common shares used in computing net income per common share:			
Basic	**16,815,445**	15,585,314	15,337,873
Diluted	**18,032,533**	16,666,107	15,671,470

See accompanying notes.

MarineMax, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in thousands except share data)

	Common Stock		Additional Paid-in	Deferred Stock	Retained	Treasury	Total Stockholders'
	Shares	Amount	Capital	Compensation	Earnings	Stock	Equity
BALANCE, September 30, 2002	15,285,704	$15	$ 64,037	$ —	$81,156	$ (18)	$145,190
Net income	—	—	—	—	19,681	—	19,681
Purchase of treasury stock	(15,000)	—	—	—	—	(134)	(134)
Issuance of treasury stock	17,349	—	(121)	—	(31)	152	—
Shares issued under employee stock purchase plan	32,335	—	365	—	—	—	365
Shares issued upon exercise of stock options	52,705	—	624	—	—	—	624
Stock-based compensation	28,593	—	275	—	—	—	275
Tax benefit of options exercised	—	—	55	—	—	—	55
BALANCE, September 30, 2003	15,401,686	15	65,235	—	100,806	—	166,056
Net income	—	—	—	—	26,298	—	26,298
Purchase of treasury stock	(32,000)	—	—	—	—	(678)	(678)
Issuance of treasury stock	2,000	—	—	—	(6)	60	54
Shares issued under employee stock purchase plan	64,429	—	636	—	—	—	636
Shares issued upon exercise of stock options	271,338	1	2,964	—	—	—	2,965
Stock-based compensation	3,559	—	80	—	—	—	80
Tax benefit of options exercised	—	—	1,410	—	—	—	1,410
BALANCE, September 30, 2004	15,711,012	16	70,325	—	127,098	(618)	196,821
Net income	—	—	—	—	33,826	—	33,826
Shares issued under employee stock purchase plan	51,727	—	1,018	—	—	—	1,018
Shares issued upon exercise of stock options	379,567	—	4,268	—	—	—	4,268
Shares issued through public offering	1,429,000	2	44,201	—	—	—	44,203
Stock-based compensation	106,781	—	3,132	(3,027)	—	—	105
Amortization of deferred stock compensation	—	—	—	630	—	—	630
Tax benefit of options exercised	—	—	2,728	—	—	—	2,728
BALANCE, September 30, 2005	**17,678,087**	**$18**	**$125,672**	**$(2,397)**	**$160,924**	**$(618)**	**$283,599**

See accompanying notes.

MarineMax, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Year Ended September 30, 2005	For the Year Ended September 30, 2004	For the Year Ended September 30, 2003
Cash Flows from Operating Activities:			
Net income	**$ 33,826**	$ 26,298	$ 19,681
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:			
Depreciation and amortization	**6,118**	5,273	4,440
Deferred income tax provision	**363**	180	1,001
(Gain)/loss on sale of property and equipment	**(136)**	1	(29)
Stock-based compensation expense	**735**	80	275
Tax benefit of options exercised	**2,728**	1,410	55
(Increase)/decrease in—			
Accounts receivable, net	**(1,258)**	(3,220)	(7,356)
Inventories, net	**(31,143)**	(110,369)	8,309
Prepaid expenses and other assets	**(659)**	(1,640)	148
Increase/(decrease) in—			
Accounts payable	**(37,720)**	43,439	3,025
Customer deposits	**9,876**	5,989	732
Accrued expenses	**3,471**	2,608	(1,897)
Short-term borrowings	**(5,429)**	50,939	(1,186)
Net cash provided by/(used in) operating activities	**(19,228)**	20,988	27,198
Cash Flows from Investing Activities:			
Purchases of property and equipment	**(17,795)**	(10,174)	(8,988)
Net cash used in business acquisitions	**(650)**	(10,232)	(10,716)
Proceeds from sale of property and equipment	**571**	235	258
Net cash used in investing activities	**(17,874)**	(20,171)	(19,446)
Cash Flows from Financing Activities:			
Borrowings of long-term debt	**3,271**	3,200	—
Repayments of long-term debt	**(3,463)**	(2,426)	(2,422)
Purchases of treasury stock	**—**	(678)	(134)
Net proceeds from issuance of common stock through public offering	**44,203**	—	—
Net proceeds from issuance of common stock under option and employee purchase plans	**5,286**	3,655	989
Net cash (used in)/provided by financing activities	**49,297**	3,751	(1,567)
Net Increase in Cash and Cash Equivalents	**12,195**	4,568	6,185
Cash and Cash Equivalents, beginning of period	**15,076**	10,508	4,323
Cash and Cash Equivalents, end of period	**$ 27,271**	$ 15,076	$ 10,508
Supplemental Disclosures of Non-Cash Financing Activities:			
Long-term debt assumed for property and equipment purchases	**$ 4,040**	$ 3,120	$ 3,000

See accompanying notes.

1. COMPANY BACKGROUND AND BASIS OF PRESENTATION:

We were incorporated in Delaware in January 1998, and are the largest recreational boat retailer in the United States. We engage primarily in the retail sale, brokerage, and service of new and used boats, motors, trailers, marine parts, and accessories and offer slip and storage accommodations in certain locations. In addition, we arrange related boat financing, insurance, and extended service contracts. As of September 30, 2005, we operated through 71 retail locations in 17 states, consisting of Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Maryland, Minnesota, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Tennessee, Texas, and Utah.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Meridian, and Hatteras Yachts, all of which are manufactured by Brunswick Corporation (Brunswick), the world's largest manufacturer of marine products. Sales of new Brunswick boats accounted for approximately 60%, 60%, and 65% of our revenue in fiscal 2005, 2004, and 2003, respectively. We believe we represented approximately 10% of all Brunswick marine product sales during the same periods.

We have entered into dealership agreements with Sea Ray, Boston Whaler, Meridian, Hatteras Yachts, Mercury Marine, and Baja Marine Corporation, all subsidiaries or divisions of Brunswick. We also have dealer agreements with Ferretti Group and Bertram. These agreements allow us to purchase, stock, sell, and service these manufacturers' boats and products. These agreements also allow us to use these manufacturers' names, trade symbols, and intellectual properties in our operations.

As of September 30, 2005, each of our operating dealership subsidiaries that carry the Sea Ray product line was a party to a ten-year dealer agreement with Brunswick covering Sea Ray products, and is the exclusive dealer of Sea Ray boats in its geographic markets. The dealer agreement was entered into in 1998. Our subsidiary, MarineMax Motor Yachts, LLC, is a party to a dealer agreement with Hatteras Yachts. The agreement gives us the right to sell Hatteras Yachts throughout the state of Florida (excluding the Florida Panhandle) and the state of Texas, as well as the U.S. distribution rights for Hatteras products over 82 feet. Our subsidiary, MarineMax International, LLC, is a party to a dealer agreement with Ferretti Group and Bertram Yachts, which expires in August 2007. The agreement appoints us as the exclusive dealer for Ferretti Yachts, Pershing, Riva, Apreamare, and Mochi Craft mega-yachts, yachts and other recreational boats for the United States, Canada, and the Bahamas. The agreement also appoints us as the exclusive dealer for Bertram in the United States (excluding the Florida peninsula and certain portions of New England), Canada, and the Bahamas.

As is typical in the industry, we deal with manufacturers, other than the Sea Ray division of Brunswick, the Ferretti Group, and Bertram, under renewable annual dealer agreements, each of which gives us the right to sell various makes and models of boats within a given geographic region. Any change or termination of these agreements for any reason, including changes in competitive, regulatory, or marketing practices, including rebate or incentive programs, could adversely affect our results of operations. Although there are a limited number of manufacturers of the type of boats and products that we sell, we believe that adequate alternative sources would be available to replace any manufacturer other than Brunswick as a product source. These alternative sources may not be available at the time of any interruption, and alternative products may not be available at comparable terms, which could affect operating results adversely. Additionally, a change in suppliers could cause a loss of revenue, which would affect operating results adversely.

In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified from the previously reported consolidated financial statements to conform to the consolidated financial statement presentation of the current period. The consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated.

2. ACQUISITIONS:

We conducted no operations until the acquisition of five independent recreational boat dealers on March 1, 1998. Since the initial acquisitions in March 1998, we have acquired 18 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair facility. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including, in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated. No significant acquisitions were completed during the fiscal year ending September 30, 2005. The following are the acquisitions we have completed during the fiscal years ending September 30, 2004 and 2003.

During June 2004, we purchased inventory, certain equipment and assumed certain liabilities from the previous Jacksonville, Florida based Sea Ray dealer (Jacksonville) for the sport boat and sport cruiser product lines for approximately $900,000 in cash, including acquisition costs. The purchase enhanced our ability to serve customers in the northeast Florida boating community by adding the sport boat and sport cruiser product lines to our existing Sea Ray product offerings. The acquisition resulted in the recognition of approximately $240,000 in tax deductible goodwill, including acquisition costs, and approximately $450,000 in tax deductible indefinite-lived intangible assets (dealer agreements). Jacksonville has been included in our consolidated financial statements since the date of acquisition.

During June 2004, we acquired substantially all of the assets, including real estate, and assumed certain liabilities of Imperial Marine (Imperial), a privately held boat dealership with locations in Baltimore and the northern Chesapeake area of Maryland, for approximately $9.3 million in cash, including acquisition costs. Imperial operates a highway location and a marina on the Gunpowder River. The acquisition expands our ability to serve consumers in the Mid-Atlantic United States boating community. Additionally, the acquisition allows us to capitalize on Imperial's market position and leverage our inventory management and inventory financing resources over the acquired locations. The acquisition resulted in the recognition of approximately $1.1 million in tax deductible goodwill, including acquisition costs, and approximately $580,000 in tax deductible indefinite-lived intangible assets (dealer agreements). Imperial has been included in our consolidated financial statements since the date of acquisition.

During October 2003, we acquired substantially all of the assets and assumed certain liabilities of Emarine International, Inc. and Steven Myers, Inc. (Emarine), a privately held boat dealership located in Fort Lauderdale, Florida, for approximately $305,000 in cash. The acquisition resulted in the recognition of approximately $300,000 in tax deductible goodwill, including acquisition costs. The acquisition provides us with an established retail location to sell the newly offered Ferretti Group products in the southeast Florida boating community. The asset purchase agreement contained an earn out provision based on the future profits of the location, assuming certain conditions and provisions were met. In August 2004, the earn out provisions were modified withdrawing the requirements for any future earn out payments. Emarine has been included in our consolidated financial statements since the date of acquisition.

During September 2003, we acquired substantially all of the assets and assumed certain liabilities of Killinger Marine Center, Inc. and Killinger Marine Center of Alabama, Inc., a privately held boat dealership with locations in Ft. Walton Beach and Pensacola, Florida and Gulf Shores, Alabama, for approximately $2.3 million in cash, including acquisition costs. The acquisition resulted in the recognition of approximately $600,000 in tax deductible goodwill, including acquisition costs, and approximately $300,000 in tax deductible indefinite-lived intangible assets (dealer agreements). The acquisition expands our ability to serve consumers in the Alabama and Florida panhandle boating communities. Additionally, the acquisition further allows us to leverage our inventory management and inventory financing resources over the acquired locations. Killinger Marine has been included in our consolidated financial statements since the date of acquisition.

During June 2003, we acquired substantially all the assets and assumed certain liabilities of Sundance Marine, Inc., a privately held boat dealership with locations in Denver and Grand Junction, Colorado, for approximately $3.3 million in cash, including acquisition costs. The acquisition resulted in the recognition of approximately $1.7 million in tax deductible goodwill, including acquisition costs, and approximately $900,000 in tax deductible indefinite-lived intangible assets (dealer agreements). The acquisition expands our ability to serve consumers in the western United States boating community. Additionally, the acquisition further allows us to leverage our inventory management and inventory financing resources over the acquired locations. The asset purchase agreement contains an earn out provision, which will impact the final purchase price annually, based on the future profits of the region through September 2008, assuming certain conditions and provisions are met. Based on these conditions and provisions, approximately $200,000 has been earned through fiscal 2005 and accounted for as an adjustment to the recognized amount of tax deductible goodwill. Sundance Marine has been included in our consolidated financial statements since the date of acquisition.

Pro forma results of operations have not been presented with respect to any of the fiscal 2004 or 2003 acquisitions, as the effects of those acquisitions were not significant on either an individual or an aggregate basis in the related acquisition year.

3. SIGNIFICANT ACCOUNTING POLICIES:

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, we consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

We made interest payments of approximately $9.0 million, $6.5 million, and $5.2 million for the fiscal years ended September 30, 2005, 2004, and 2003, respectively, including interest on debt to finance our real estate holdings and new boat inventory. We made income tax payments of approximately $15.3 million, $16.2 million, and $9.1 million for the fiscal years ended September 30, 2005, 2004, and 2003, respectively.

Vendor Consideration Received

We account for consideration received from our vendors in accordance with Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16). EITF 02-16 most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Additionally, based on the requirements of our co-op assistance programs from our manufacturers, EITF 02-16 permits the netting of the assistance against related advertising expenses. We adopted EITF 02-16 during the quarter ended December 31, 2002 and determined that the standard impacted our accounting for certain consideration received from vendors beginning July 1, 2003 with the renewal of and amendments to our dealer agreements with the manufacturers of our products.

Inventories

Inventory costs consist of the amount paid to acquire the inventory, net of vendor consideration and purchase discounts, the cost of equipment added, reconditioning costs, and transportation costs relating to relocating inventory prior to sale. New and used boat, motor, and trailer inventories are stated at the lower of cost, determined on a specific-identification basis, or market. Parts and accessories are stated at the lower of cost, determined on the first-in, first-out basis, or market. Based on the agings of the inventories and our consideration of current market trends, we maintain a valuation allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2005 or 2004.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation, and are depreciated over their estimated useful lives using the straight-line method. Useful lives for purposes of computing depreciation are as follows:

	Years
Buildings and improvements	5–40
Machinery and equipment	3–10
Furniture and fixtures	5–10
Vehicles	5

The cost of property and equipment sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is included in the consolidated statements of operations. Maintenance, repairs, and minor replacements are charged to operations as incurred; major replacements and improvements are capitalized and amortized over their useful lives.

Goodwill and Other Intangible Assets

We account for goodwill and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and identifiable intangible assets acquired in a business combination be recognized as assets and reported separately from goodwill. We have determined that our most significant acquired identifiable intangible assets are the dealer agreements, which are indefinite-lived intangible assets. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of goodwill or an identifiable intangible asset exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We completed the annual impairment test during the fourth quarter of fiscal 2005, based on financial information as of the third quarter of fiscal 2005, which resulted in no impairment of goodwill or identifiable intangible assets. To date, we have not recognized any impairment of goodwill or identifiable intangible assets in the application of SFAS 142.

There was no goodwill amortization expense for the fiscal years ended September 30, 2005, 2004, and 2003. Accumulated amortization of goodwill was approximately $2.6 million at September 30, 2005 and 2004.

Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144), requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS 144 is permanent and may not be restored. To date, we have not recognized any impairment of long-lived assets in connection with SFAS 144.

Customer Deposits

Customer deposits primarily include amounts received from customers toward the purchase of boats. We recognize these deposits as revenue upon delivery or acceptance of the related boats to customers.

Insurance

We retain varying levels of risk relating to the insurance policies we maintain, most significantly workers' compensation insurance and employee medical benefits. As a result, we are responsible for the claims and losses incurred under these programs, limited by per occurrence deductibles and paid claims or losses up to pre-determined maximum exposure limits. Any losses above the pre-determined exposure limits are paid by our third-party insurance carriers. We estimate our future losses using our historical loss experience, our judgment, and industry information.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales and parts, service, and storage operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize revenue from slip and storage services on a straight-line basis over the term of the slip or storage agreement. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when the related boat sales are recognized. We also recognize marketing fees earned on credit life, accident and disability, and hull insurance products sold by third-party insurance companies at the later of customer acceptance of the insurance product as evidenced by contract execution, or when the related boat sale is recognized. Pursuant to negotiated agreements with financial and insurance institutions, we are charged back for a portion of these fees should the customer terminate or default on the related finance or insurance contract before it is outstanding for a stipulated minimal period of time. The chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2005 or 2004, is based on our experience with repayments or defaults on the related finance or insurance contracts.

We also recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution, or recognition of the related boat sale. We are charged back for a portion of these commissions should the customer terminate or default on the service contract prior to its scheduled maturity. The chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2005 or 2004, is based upon our experience with repayments or defaults on the service contracts.

Stock-Based Compensation

We account for stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). We apply the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and net income per share for the effects on compensation expense had the fair value method of accounting for stock options and stock purchases been adopted. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model. In March 2003, we adopted the Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transitions and Disclosure" (SFAS 148). Under SFAS 148, the pro forma disclosures of stock-based compensation, as if the fair value method had been used, are required in both annual and interim financial statements.

During December 2004, we granted nonvested common stock awards (restricted stock) to key employees pursuant to the 1998 Incentive Stock Plan. The awards are accounted for using the measurement and recognition principles of APB 25, and therefore, unearned compensation is measured at the date of grant and recognized as compensation expense over the vesting period. Shares awarded during December 2004 will vest after four years. At September 30, 2005, approximately $2.4 million of unearned compensation remains to be recognized in selling, general, and administrative expenses on a straight-line basis over the remaining vesting period of the restricted stock awards. For the fiscal year ending September 30, 2005, we recorded approximately $735,000 of stock-based compensation expense in selling, general, and administrative expenses related to the restricted stock awards and Board of Director fees.

Had compensation expense been determined using the fair value method described in SFAS 123, our net income and net income per share, as reported, would have been the following for the fiscal years ended September 30,

(Amounts in thousands except per share data)	**2005**	2004	2003
Net income as reported	**$33,826**	$26,298	$19,681
Add: Stock-based employee compensation expense, included in net income, net of related tax effects	**388**	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(2,159)**	(1,524)	(1,215)
Pro forma net income	**$32,055**	$24,774	$18,466
Basic net income per share:			
As reported	**$ 2.01**	$ 1.69	$ 1.28
Pro forma	**$ 1.91**	$ 1.59	$ 1.20
Diluted net income per share:			
As reported	**$ 1.88**	$ 1.58	$ 1.26
Pro forma	**$ 1.80**	$ 1.52	$ 1.20

See Note 12—"Stock Option and Purchase Plans" for further discussion and assumptions used to calculate the above pro forma information.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred and are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. Based on the requirements of our co-op assistance programs from our manufacturers, EITF 02-16 permits the netting of the assistance against the related advertising expenses. Total advertising and promotional expenses approximated $14.5 million, $10.0 million and $8.3 million, net of related co-op assistance of approximately $1.6 million, $1.8 million and $1.1 million for the fiscal years ended September 30, 2005, 2004, and 2003, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

New Accounting Pronouncements

During December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) replaces FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and amends FASB Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" (SFAS 95). Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and eliminates the pro forma disclosures that were allowed as an alternative to financial statement recognition. Statement 123(R) was originally effective the beginning of the first interim or annual period beginning after June 15, 2005. However, on April 14, 2005, the Securities and Exchange Commission (SEC) issued a new rule amending the effective date of SFAS 123(R) to the first fiscal year beginning after June 15, 2005. Accordingly, we will implement the revised standard in the first quarter of fiscal year 2006, under the "modified prospective" method. Based on this revised effective date, there was not a reduction in net income per diluted share in the fourth quarter of fiscal 2005. We are currently assessing the implications of this revised standard and the effect it will have on our results of operations in the first quarter of fiscal 2006 and thereafter.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to our cash and cash equivalents are limited primarily to amounts held with financial institutions. Concentrations of credit risk arising from our receivables are limited primarily to amounts due from manufacturers and financial institutions.

Fair Value of Financial Instruments

The carrying amount of our financial instruments approximates fair value due either to length to maturity or existence of interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. The estimates made by us in the accompanying consolidated financial statements relate to valuation allowances, valuation of goodwill and intangible assets, valuation of long-lived assets, and valuation of accruals. Actual results could differ from those estimates.

4. ACCOUNTS RECEIVABLE:

Trade receivables consist primarily of receivables from financial institutions, which provide funding for customer boat financing, and amounts due from financial institutions earned from arranging financing with our customers. These receivables are normally collected within 30 days of the sale. Trade receivables also include amounts due from customers on the sale of boats, parts, service, and storage. Amounts due from manufacturers represent receivables for various manufacturer programs and parts and service work performed pursuant to the manufacturers' warranties.

The allowance for uncollectible receivables, which was not material to the consolidated financial statements taken as a whole as of September 30, 2005 or 2004, is based on our consideration of customer payment practices, past transaction history with customers, and economic conditions. We review the allowance for uncollectible receivables when a future event or other change in circumstances results in a change in the estimate of the ultimate collectibility of a specific account.

The accounts receivable balances consisted of the following at September 30,

(Amounts in thousands)	**2005**	2004
Trade receivables	**$14,570**	$17,012
Amounts due from manufacturers	**10,374**	6,930
Other receivables	**1,291**	1,035
	$26,235	$24,977

5. INVENTORIES:

Inventories consisted of the following at September 30,

(Amounts in thousands)	**2005**	2004
New boats, motors and trailers	**$265,954**	$243,347
Used boats, motors and trailers	**43,193**	33,102
Parts, accessories and other	**8,558**	7,348
	$317,705	$283,797

6. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following at September 30,

(Amounts in thousands)	**2005**	2004
Land	**$ 33,223**	$ 25,598
Buildings and improvements	**58,082**	49,830
Machinery and equipment	**27,524**	23,697
Furniture and fixtures	**6,311**	5,888
Vehicles	**5,513**	4,808
	130,653	109,821
Less—Accumulated depreciation	**(30,659)**	(25,314)
	$ 99,994	$ 84,507

7. GOODWILL AND OTHER INTANGIBLE ASSETS:

The changes in the carrying amounts of net goodwill and identifiable intangible assets for the fiscal years ended September 30, were as follows:

(Amounts in thousands)	Goodwill	Identifiable Intangible Assets	Total
Balance, September 30, 2003	$48,639	$4,505	$53,144
Additions during the period	1,683	1,035	2,718
Balance, September 30, 2004	50,322	5,540	55,862
Additions during the period	199	123	322
Balance, September 30, 2005	**$50,521**	**$5,663**	**$56,184**

8. SHORT-TERM BORROWINGS:

During February 2005, we entered into an amended and restated credit and security agreement with four financial institutions. The credit facility provides us a line of credit with asset-based borrowing availability of up to $340 million for working capital inventory financing, with the amount of permissible borrowings determined pursuant to a borrowing base formula. The credit facility also permits approved-vendor floorplan borrowings of up to $20 million. The credit facility accrues interest at the London Interbank Offered Rate (LIBOR) plus 150 to 260 basis points, with the interest rate based upon the ratio of our net outstanding borrowings to our tangible net worth. The credit facility is secured by our inventory, accounts receivable, equipment, furniture, and fixtures. The credit facility requires us to satisfy certain covenants, including maintaining a leverage ratio tied to our tangible net worth. *The credit facility matures in March 2008, with two one-year renewal options remaining.* As of September 30, 2005, we were in compliance with all of the credit facility covenants.

Prior to the February 2005 amended and restated credit and security agreement, our line of credit provided us with asset based borrowing availability of up to $260 million for working capital and inventory financing and permitted $20 million in approved-vendor floorplan borrowings, all of which were determined pursuant to a borrowing base formula. The facility bore interest at LIBOR plus 175 to 260 basis points, which was determined in accordance with a Performance Pricing grid, as defined in the credit facility. The credit facility required us to satisfy certain covenants, including maintaining a tangible net worth ratio.

Short-term borrowings as of September 30, 2005 and 2004 were $150.0 million and $153.0 million, respectively. The additional available borrowings under the credit facility at September 30, 2005 were approximately $180.0 million. At September 30, 2005 and 2004, the interest rate on the outstanding short-term borrowings was 5.2% and 3.4%, respectively. Generally, our short-term borrowings are collateralized by certain accounts receivable and inventories.

As is common in our industry, we receive interest assistance directly from boat manufacturers, including Brunswick. The interest assistance programs vary by manufacturer and generally include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to us or our lender depending on the arrangements the manufacturer has established. We adopted EITF 02-16 during the quarter ended December 31, 2002, which most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. See Note 3—"Significant Accounting Policies—Vendor Consideration Received" for further discussion of the adoption of this standard.

9. LONG-TERM DEBT:

Long-term debt consisted of the following at September 30,

(Amounts in thousands)	**2005**	2004
Various mortgage notes payable to financial institutions, due in monthly installments ranging from $397 to $13,744, bearing interest at rates ranging from 7.11% to 9.79%, maturing February 2006 through June 2008, *collateralized by machinery, equipment, and real estate*	**$ 1,081**	$ 1,268
Various mortgage notes payable to financial institutions, due in monthly installments ranging from $25,882 to $37,500, bearing interest at rates ranging from 5.33% to 5.78%, maturing May 2007 through July 2014, collateralized by certain vehicles and machinery, equipment, and real estate	**11,512**	13,210
Various mortgage notes payable to financial institutions, due in monthly installments ranging from $34,552 to $57,395, bearing interest at rates ranging from 5.22% to 7.75%, maturing September 2010 through July 2015, collateralized by certain vehicles and machinery, equipment, and real estate	**17,492**	11,759
	30,085	26,237
Less—Current maturities	**(4,635)**	(2,885)
	$25,450	$23,352

The aggregate maturities of long-term debt were as follows at September 30, 2005:

(Amounts in thousands)	
2006	$ 4,635
2007	3,539
2008	3,429
2009	3,523
2010	3,584
Thereafter	11,375
Total	$30,085

10. INCOME TAXES:

The components of our provision for income taxes consisted of the following for the fiscal years ended September 30,

(Amounts in thousands)	**2005**	2004	2003
Current provision:			
Federal	**$18,871**	$14,310	$10,074
State	**2,178**	1,636	1,246
Total current provision	**21,049**	15,946	11,320
Deferred provision:			
Federal	**$ 330**	$ 164	$ 910
State	**33**	16	91
Total deferred provision	**363**	180	1,001
Total income tax provision	**$21,412**	$16,126	$12,321

Below is a reconciliation of the statutory federal income tax rate to our effective tax rate for the fiscal years ended September 30,

	2005	2004	2003
Federal tax provision	**35.0%**	35.0%	35.0%
State tax provision, net of federal benefit	**3.6%**	2.8%	3.5%
Other	**0.2%**	0.2%	0.0%
Effective tax rate	**38.8%**	38.0%	38.5%

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The components of deferred taxes at September 30 were as follows:

(Amounts in thousands)	**2005**	2004
Current deferred tax assets:		
Inventories	**$ 1,391**	$ 1,073
Accrued expenses	**3,565**	2,392
Net current deferred tax assets	**$ 4,956**	$ 3,465
Long-term deferred tax assets (liabilities):		
Depreciation and amortization	**$(11,121)**	$(9,052)
Other	**350**	134
Net long-term deferred tax liabilities	**$(10,771)**	$(8,918)

At September 30, 2005, we estimated that it is more likely than not that we will recognize the benefit of our deferred tax assets and, accordingly, no valuation allowance has been recorded.

11. STOCKHOLDERS' EQUITY:

In November 2000, our Board of Directors approved a share repurchase plan allowing our company to repurchase up to 300,000 shares of our common stock. Under the plan, we may buy back common stock from time to time in the open market or in privately negotiated blocks, dependant upon various factors, including price and availability of the shares, and general market conditions. At September 30, 2005, we have purchased an aggregate of 128,413 shares of common stock under the plan for an aggregate purchase price of approximately $1.3 million. At September 30, 2005, 89,611 and 8,802 of those repurchased shares have been reissued in conjunction with our Employee Stock Purchase Plan and our Incentive Stock Plan, respectively.

12. STOCK OPTION AND PURCHASE PLANS:

On April 5, 1998 and April 30, 1998, respectively, the Board of Directors adopted and the stockholders approved the following stock plans:

1998 Incentive Stock Plan (the Incentive Stock Plan)—The Incentive Stock Plan provides for the grant of incentive and non-qualified stock options to acquire our common stock, the grant of common stock, the grant of stock appreciation rights, and the grant of other cash awards to key personnel, directors, consultants, independent contractors, and others providing valuable services to us. The maximum number of shares of common stock that may be issued pursuant to the Incentive Stock Plan is the lesser of 4,000,000 shares or the sum of (1) 20% of the then-outstanding shares of our common stock plus (2) the number of shares exercised with respect to any awards granted under the Incentive Stock Plan. The Incentive Stock Plan terminates in April 2008, and options may be granted at any time during the life of the Incentive Stock Plan. The date on which options vest and the exercise prices of options are determined by the Board of Directors or the Plan Administrator. The Incentive Stock Plan also includes an Automatic Grant Program providing for the automatic grant of options (Automatic Options) to our non-employee directors.

The fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended September 30,

	2005	2004	2003
Risk-free interest rate	**5.0%**	5.0%	5.1%
Dividend yield	**0.0%**	0.0%	0.0%
Expected life	**5.4 years**	5.4 years	5.4 years
Volatility	**42.1%**	41.9%	40.7%

Using these assumptions, the fair value of the stock options granted as of September 30, 2005, 2004, and 2003 was approximately $17.5 million, $15.2 million, and $11.6 million, respectively, which would be amortized as compensation expense over the vesting period of the options.

A summary of the status of our stock option plans for the fiscal years ended September 30, was as follows:

	2005		2004		2003	
	Options	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding beginning of year	**2,446,095**	**$11.92**	2,324,669	$10.31	2,376,446	$10.55
Granted	**253,219**	**$26.67**	515,609	$18.50	395,800	$ 9.96
Exercised	**(379,567)**	**$11.24**	(271,338)	$11.51	(52,705)	$11.85
Forfeited	**(61,616)**	**$16.36**	(122,845)	$ 9.91	(394,872)	$11.24
Outstanding end of year	**2,258,131**	**$13.57**	2,446,095	$11.92	2,324,669	$10.31

The following table summarizes information about outstanding and exercisable stock options at September 30, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$ 7.00–12.00	1,078,908	5.4	$ 8.79	371,718	$ 9.03
$12.01–17.00	487,223	3.5	$12.65	403,186	$12.56
$17.01–22.00	408,000	8.1	$17.90	9,000	$19.43
$22.01–27.00	215,000	9.1	$26.15	17,000	$24.55
$27.01–32.00	69,000	9.2	$29.89	10,167	$28.83
	2,258,131	6.0	$13.57	811,071	$11.47

Generally, the options granted have a term of 10 years from the grant date and vest 20% per annum beginning at the end of year three.

During the fiscal year ended September 30, 2004, all warrants issued in conjunction with the fiscal 1999 Boating World acquisition were exercised. The warrants enabled the holder to purchase 40,000 shares of our common stock at $15.00 per share.

Employee Stock Purchase Plan (the Stock Purchase Plan)—The Stock Purchase Plan provides for up to 750,000 shares of common stock to be issued, and is available to all our regular employees who have completed at least one year of continuous service. The Stock Purchase Plan provides for implementation of up to 10 annual offerings beginning on the first day of October in the years 1998 through 2007, with each offering terminating on September 30 of the following year. Each annual offering may be divided into two six-month offerings. For each offering, the purchase price per share will be the lower of (i) 85% of the closing price of the common stock on the first day of the offering or (ii) 85% of the closing price of the common stock on the last day of the offering. The purchase price is paid through periodic payroll deductions not to exceed 10% of the participant's earnings during each offering period. However, no participant may purchase more than $25,000 worth of common stock annually.

13. NET INCOME PER SHARE:

The following is a reconciliation of the shares used in the denominator for calculating basic and diluted earnings per share for the fiscal years ended September 30,

	2005	2004	2003
Weighted-average common shares outstanding used in calculating basic net income per share	**16,815,445**	15,585,314	15,337,873
Effect of dilutive options	**1,217,088**	1,080,793	333,597
Weighted-average common and common equivalent shares used in calculating diluted net income per share	**18,032,533**	16,666,107	15,671,470

Options to purchase 53,000, 17,460, and 860,905 shares of common stock were outstanding at September 30, 2005, 2004, and 2003, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of our common stock, and therefore, their effect would be anti-dilutive.

14. COMMITMENTS AND CONTINGENCIES:

Lease Commitments

We lease certain land, buildings, machinery, equipment, and vehicles related to our dealerships under non-cancelable third-party operating leases. Rental payments, including month-to-month rentals, were approximately $9.4 million, $8.9 million, and $7.2 million for the fiscal years ended September 30, 2005, 2004, and 2003, respectively. Rental payments to related parties under both cancelable and non-cancelable operating leases approximated $385,000, $385,000, and $367,000 for the fiscal years ended September 30, 2005, 2004, and 2003, respectively.

The rental payments to related parties, under both cancelable and non-cancelable operating leases during fiscal 2005, 2004, and 2003, represent rental payments for buildings to an entity partially owned by an officer of our company. We believe the terms of the transaction are consistent with those that we would obtain from third parties.

Future minimum lease payments under non-cancelable operating leases at September 30, 2005, were as follows:

(Amounts in thousands)	
2006	$ 6,758
2007	6,729
2008	5,167
2009	2,036
2010	1,008
Thereafter	927
Total	$22,625

Other Commitments and Contingencies

We are party to various legal actions arising in the ordinary course of business. With the exception of a single lawsuit award that we are currently appealing, the ultimate liability, if any, associated with these matters was not determinable at September 30, 2005. However, based on information available at September 30, 2005 surrounding the single lawsuit award that we are currently appealing, we increased our accrued litigation expense by approximately $1.7 million. While it is not feasible to determine the outcome of these actions at this time, we do not believe that these matters will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

We are subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, other chemicals and waste. We believe that we are in compliance with such regulations.

15. EMPLOYEE 401(K) PROFIT SHARING PLANS:

Effective January 1, 2001, we amended our 401(k) Profit Sharing Plan (the Plan). Employees are eligible to participate in the Plan following their 90-day introductory period starting either April 1 or October 1, provided that they are 21 years of age. Under the Plan, we match 50% of participants' contributions, up to a maximum of 5% of each participants' compensation. We contributed, under the Plan, or pursuant to previous similar plans, amounts ranging from approximately $700,000 to approximately $1.3 million for the fiscal years ended September 30, 2005, 2004, and 2003.

16. PREFERRED SHARE PURCHASE RIGHTS:

During September 2001, we adopted a Stockholders' Rights Plan (the Rights Plan) that may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders. Under the Rights Plan, a dividend of one Preferred Share Purchase Right was issued for each share of common stock held by the stockholders of record as of the close of business on September 7, 2001. Each right entitles stockholders to purchase, at an exercise price of $50 per share, one-thousandth of a share of a newly created Series A Junior Participating Preferred Stock.

In general, subject to certain limited exceptions, the stock purchase rights become exercisable when a person or group acquires 15% or more of our common stock or a tender offer or exchange offer for 15% or more of our common stock is announced or commenced. After any such event, other stockholders may purchase additional shares of our common stock at 50% of the then-current market price. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The rights should not interfere with any merger or other business combination approved by the Board of Directors. The rights may be redeemed by us at $0.01 per stock purchase right at any time before any person or group acquires 15% or more of the outstanding common stock. The rights expire on August 28, 2011.

The Rights Plan adoption and Rights Distribution is a non-taxable event with no impact on our financial results.

17. SUBSEQUENT EVENTS:

During November 2005, our Board of Directors approved a share repurchase plan allowing our company to repurchase up to 1.0 million shares of our common stock. Under the plan, we may buy back common stock from time to time in the open market or in privately negotiated blocks, dependant upon various factors, including price and availability of the shares, and general market conditions.

During December 2005, we, through our principal operating subsidiaries, and Brunswick, through its Sea Ray division, entered into a Sales and Service Agreements relating to Sea Ray products extending through June 2015. Each of these dealer agreements appoints one of our operating subsidiaries as a dealer for the retail sale, display, and servicing of all Sea Ray products, parts, and accessories currently or in the future sold by Sea Ray. Each dealer agreement designates a designated geographical territory for the dealer, which is exclusive to the dealer as long as the dealer is not in breach of the material obligations and performance standards under the agreement and Sea Ray's then current material policies and programs following notice and the expiration of any applicable cure periods without cure. Each dealer agreement also specifies retail locations, which the dealer may not close, change, or add to without the prior written consent of Sea Ray, provided that Sea Ray may not unreasonably withhold its consent. Each dealer agreement also restricts the dealer from selling, advertising (other than in recognized and established marine publications), soliciting for sale, or offering for resale any Sea Ray products outside its territory without the prior written consent of Sea Ray as long as similar restrictions also apply to all domestic Sea Ray dealers selling comparable Sea Ray products. In addition, each dealer agreement provides for the lowest product prices charged by Sea Ray from time to time to other domestic Sea Ray dealers, subject to the dealer meeting all the requirements and conditions of Sea Ray's applicable programs and the right of Sea Ray in good faith to charge lesser prices to other dealers to meet existing competitive circumstances, for unusual and non-ordinary business circumstances, or for limited duration promotional programs.

During December 2005, we and the Sea Ray Division of Brunswick have entered into a revised agreement replacing our previous agreement to provide a process for our continued growth through the acquisition of additional Sea Ray boat dealers that desire to be acquired by us. The agreement extends through June 2015. Under the agreement, acquisitions of Sea Ray dealers will be mutually agreed upon by us and Sea Ray with reasonable efforts to be made to include a balance of Sea Ray dealers that have been successful and those that have not been. The agreement provides that Sea Ray will not unreasonably withhold its consent to any proposed acquisition of a Sea Ray dealer by us, subject to the conditions set forth in the agreement. Among other things, the agreement provides for us to provide Sea Ray with a business plan for each proposed acquisition, including historical financial and five-year projected financial information regarding the acquisition candidate; marketing and advertising plans; service capabilities and managerial and staff personnel; information regarding the ability of candidate to achieve performance standards within designated periods; and information regarding the success of our previous acquisitions of Sea Ray dealers. The agreement also contemplates Sea Ray reaching a good faith determination whether the acquisition would be in its best interest based on our dedication and focus of resources on the Sea Ray brand and Sea Ray's consideration of any adverse effects that the approval would have on the resulting territory configuration and adjacent or other dealers sales and the absence of any violation of applicable laws or rights granted by Sea Ray to others.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
MarineMax, Inc.

We have audited the accompanying consolidated balance sheets of MarineMax, Inc. and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MarineMax, Inc. and subsidiaries at September 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MarineMax, Inc.'s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 8, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Tampa, Florida,
December 8, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of September 30, 2005 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, the Company used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on its evaluation, management concluded that its internal control over financial reporting was effective as of September 30, 2005.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
MarineMax, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that MarineMax, Inc. maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MarineMax, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that MarineMax, Inc. maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, MarineMax, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MarineMax, Inc. as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2005 of MarineMax, Inc. and our report dated December 8, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Tampa, Florida,
December 8, 2005

MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES

Our common stock has been traded on the New York Stock Exchange under the symbol HZO since our initial public offering on June 3, 1998 at $12.50 per share. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the New York Stock Exchange.

	High	Low
2003		
First quarter	$13.08	$ 8.67
Second quarter	$14.50	$ 9.02
Third quarter	$15.43	$12.62
Fourth quarter	$19.90	$14.39
2004		
First quarter	$28.33	$18.10
Second quarter	$32.04	$23.56
Third quarter	$28.59	$18.05
Fourth quarter	$30.55	$21.50
2005		
First quarter	**$35.14**	**$27.51**
Second quarter	**$31.77**	**$23.95**
Third quarter	**$35.88**	**$21.50**
Fourth quarter (through November 30, 2005)	**$29.58**	**$22.36**

On November 30, 2005, the closing sale price of our common stock was $26.26 per share. On November 30, 2005, there were approximately 100 record holders and approximately 4,900 beneficial owners of our common stock.

Board of Directors

William H. McGill, Jr.
Chairman of the Board, Chief Executive Officer and President

Robert D. Basham
Vice Chairman of the Board Outback Steakhouse, Inc.

Hilliard M. Eure III
Retired Managing Partner KPMG

John B. Furman, Esq.
Consultant
Former Chief Executive Officer Game Tech International, Inc. and Rural/Metro Corporation

Robert S. Kant, Esq.
Principal Shareholder Greenberg Traurig

Michael H. McLamb
Executive Vice President, Chief Financial Officer and Secretary

Joseph A. Watters
Chairman Oceania Cruises

Dean S. Woodman
Retired Managing Director ING Baring

Executive Officers

William H. McGill, Jr.
Chairman of the Board, Chief Executive Officer and President

Michael H. McLamb
Executive Vice President, Chief Financial Officer and Secretary

Kurt M. Frahn
Vice President of Finance and Treasurer

Jack P. Ezzell
Vice President and Chief Accounting Officer

Michael J. Aiello
Vice President

Edward A. Russell
Vice President

Anthony M. Aisquith
Vice President

Corporate Information

Corporate Headquarters

18167 U.S. Highway 19 North
Suite 300
Clearwater, Florida 33764
Telephone: 727-531-1700
Facsimile: 727-524-3954

Listing

NYSE Symbol "HZO"

Annual Stockholders' Meeting

Thursday, February 9, 2006
8:00 AM
MarineMax
18167 U.S. Highway 19 North
Suite 300
Clearwater, FL 33764
(727) 531-1700

Legal Counsel

Greenberg Traurig
Phoenix, Arizona

Independent Certified Public Accountants

Ernst & Young LLP
Tampa, Florida

Transfer Agent

American Stock Transfer & Trust Company
New York, New York

General Information

Stockholders can obtain annual and quarterly reports filed with the Securities and Exchange Commission along with other corporate information upon written request to Investor Relations at the Corporate Headquarters.

Visit our website for dealer locations, product information, Company background and current news: www.marinemax.com

Forward-Looking Statement

Certain statements in this annual report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this annual report. These risks include the impact of seasonality and weather, general economic conditions and the level of consumer spending, the Company's ability to complete and integrate acquisitions into existing operations, and numerous other factors identified in the Company's Form 10-K and other filings with the Securities and Exchange Commission.

Certifications

Our Chief Executive Officer and Chief Financial Officer have made financial certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as required, in filings with the Securities and Exchange Commission. In addition, our Chief Executive Officer has *certified to the NYSE that he is unaware of any violation by* us of the NYSE corporate governance listing standards.







MARINEMAX

LOCATIONS

Alabama • Arizona • California • Colorado • Delaware • Florida • Georgia • Maryland • Minnesota

Nevada • New Jersey • North Carolina • Ohio • South Carolina • Tennessee • Texas • Utah

18167 U.S. Highway 19 North, Suite 300
Clearwater, FL 33764
(727) 531-1700
www.marinemax.com